Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario

M5L 1B9

Item 2 Date of Material Change

October 4, 2019.

Item 3 News Release

On October 4, 2019, the Company issued a news release indicating the material change, which was disseminated on the GlobeNewswire news service.

Item 4 Summary of Material Change

On October 4, 2019, the Company announced the appointment of Klaus Paulini as President and Chief Executive Officer of the Company, effective October 4, 2019, replacing Michael Ward. Dr. Paulini will also serve as a Director of the Company.

Item 5.1 Full Description of Material Change

On October 4, 2019, the Company announced the appointment of Klaus Paulini as President and Chief Executive Officer of the Company, effective October 4, 2019, replacing Michael Ward. Dr. Paulini will also serve as a Director of the Company.

Dr. Paulini will continue to be based in Frankfurt, Germany, and his appointment as President and Chief Executive Officer aligns with the Company’s refocus on its operations in Germany. The Company’s registered office will remain in Toronto, Ontario, Canada.

Dr. Paulini began his career in the pharmaceutical industry at ASTA Medica AG in 1997. He had an active role in the spinoff and formation of Aeterna Zentaris GmbH from ASTA Medica. Dr. Paulini has managed many of the Company’s clinical development projects including research and development of Macrilen™ (macimorelin). Dr. Paulini obtained his PhD (Dr. Ing.) in chemistry at the Technical University Darmstadt (Germany) in 1993 and specialized in medicinal chemistry and drug discovery during subsequent postdoctoral fellowships at Strathclyde University (Glasgow, Scotland) and J.W. Goethe University (Frankfurt, Germany).

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Leslie Auld, Chief Financial Officer, at 843-900-3201 or IR@AEZSinc.com.

Item 9 Date of Report

October 8, 2019